Exhibit 99.1

NEWS RELEASE

Calgary, Alberta, Canada – January 24, 2008

PRECISION DRILLING TRUST
2007 YEAR END RESULTS CONFERENCE CALL AND WEBCAST

Precision Drilling Trust (“Precision”) intends to release its 2007 year end results at approximately 5:00 a.m. MT (7:00 a.m. ET) on Thursday, February 14, 2008 and has scheduled a conference call and webcast to begin promptly at 12:00 Noon MT (2:00 p.m. ET) on the same day.

The conference call dial in numbers are 1-866-223-7781 or 416-641-6103

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version will be available for approximately 30 days

An archived recording of the conference call will also be available approximately one hour after the completion of the call until February 21, 2008 by dialing 1-800-408-3053 or 416-695-5800, passcode 3249512#.

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information please contact Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone 403-716-4500, Fax 403-264-0251; website: www.precisiondrilling.com.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com